

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

<u>Via E-mail</u>
Mr. Robert Kepe, CEO
RJD Green, Inc.
1560-1 Newbury Road, #514
Newbury Park, CA 91324

>   **Re: RJD Green, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 27, 2011**
>   **File No. 333-170312**

Dear Mr. Kepe:

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, the financial statements in the amended registration statement are stale. We note the statement in the response letter dated May 25, 2011 that the company "will update [its] financial statements for the current quarter upon effectiveness." However, financial statements must be current as of the date of filing of the registration statement and the date of effectiveness. Refer to Article 8-08 of Regulation S-X. Accordingly, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiency noted above.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney